Writer’s Direct Contact +1 (303) 592.2237 KHowes@mofo.com

April 23, 2015

Via EDGAR Correspondence
Ashley Vroman-Lee, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:	HMS Income Fund, Inc. (the “Company”) File No.: 333-178548

Dear Ms. Vroman-Lee:

On behalf of the Company, this letter responds to comments from the staff of the Securities and Exchange Commission (the “Commission”) related to Post-Effective Amendment No. 8 (“PEA 8”) to the Company’s registration statement on Form N-2 under the Securities Act of 1933 (the “1933 Act”) registering up to 150,000,000 shares of the Company’s common stock to be sold in a continuous offering in reliance on Rule 415 under the 1933 Act. PEA 8 was filed on March 10, 2015.

The Company filed Post-Effective Amendment No. 9 (“PEA 9”) on April 22, 2015 to address comments previously received from the staff. We ask that the Commission accelerate effectiveness of PEA 9 to April 30, 2015.

Below we identify in bold the staff’s comment, and note in regular type our response. We have attempted to accurately restate the staff’s comment, which was provided orally in a telephone conversation on April 23, 2015.

1.
In the Consolidated Schedule of Investments (page F-7), the staff notes that the Company makes investments in controlled companies.  Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X should be applied?  (See IM Guidance 2013-07).

a.
The Company has performed an analysis related to Rules 3-09 and 4-08(g) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof. The Company confirms that it will continue to perform the analysis required by Rules 3-09 or 4-08(g) of Regulation S-X on a quarterly basis and will include any additional financial disclosure in accordance therewith as required.

*****
The undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure contained in PEA 9;
•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Company may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.
The Company believes it has fully responded to your additional comment.  If, however, you have any further questions or require further clarification of the above response, please contact me by telephone at (303) 592-2237.

Sincerely,

/s/ Kelley A. Howes
Kelley A. Howes

cc:    Sherri W. Schugart, Chief Executive Officer
Ryan T. Sims, Chief Financial Officer
John A. Good, Esq.